Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of SEPTEMBER, 2013	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. Second Quarter and First Half 2013 Consolidated Financial Results

Discussed the Guidelines of the new Transformation Plan 2014-2108

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--September 27, 2013--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) (“Natuzzi” or “the Company”), a leading company in the furnishings industry, today approved its consolidated financial results for the second quarter and first semester of 2013.

FIRST SEMESTER 2013 HIGHLIGHTS

  Upholstery Net Sales equal to €201.7 million, almost flat (+0.2%) compared to the first six months of 2012; (+2.3% in terms of seats sold);
  Total Net Sales at €224.8 million, down 2.5% over 2012 first half, due to the reduction in the “Other sales”;
  Negative EBIT of €14.3 million, from an operating loss of €8.0 million reported for the semester ended June 30, 2012;
  Group’s net loss at €20.2 million (from a net loss of €8.8 million in 2012 first semester).

SECOND QUARTER 2013 HIGHLIGHTS

  Total Upholstery Net Sales equal to €102.7 million, down 2.7% over 2012 second quarter (almost flat in terms of seats sold);
  Total Net Sales at €114.1 million, 5.2% down from 120.3 million reported in 2012 second quarter;
  Industrial Margin at 29.4% on total net sales, down from 33.5% reported in the same period of last year;
  Negative EBIT of €7.4 million, from an operating loss of €0.6 million reported in 2012 second quarter;
  Extraordinary items, included a Non-recurring accrual of €7.0 million related to the restructuring plan;
  Group’s net loss at €14.2 million (from a net loss of €0.4 million in 2012 second quarter).
  Positive Net Financial Position at €26.6 million as of June 30, 2013.

FIRST SEMESTER 2013 FINANCIAL RESULTS

Total upholstery net sales amounted to €201.7 million, +0.2% compared to 2012 first semester but 2.3% up in terms of units sold. Net sales from the Natuzzi Italia branded products were down by 10.8% over last year comparable period (particularly in Europe -15.2%, included Italy). On the other hand, sales from the “Other Brands” (namely, “Editions” and “Private Label”) reported a 6.5% increase over 2012 comparable period, thanks to the positive results from the Americas region (+4,9%), Europe (+6.9%), and the “Rest of the World” region (+13.0%).

During the first semester of 2013, Other Sales (including raw materials and semi-finished products sold to third parties) were down by 21.2% and equal to €23.1 million.

Therefore, Total Net Sales for the first six months of 2013 were €224.8 million, down 2.5% from €230.7 million reported for the first semester of 2012.

The Industrial Margin as percentage of total net sales decreased at 29.2% from 32.8% reported for the first six months of last year, being affected by a different sales-mix, higher price of leather and raising labor cost in China and Romania.

Transportation costs were € 22.7 million, increasing as percentage on total net sales (from 9.5% one year ago to 10.1% in 2013 first half), due to more shipments on longer routes with respect to the production plant. Commissions paid to third party agents, equal to €4.8 million, were substantially flat (2.1%).

During the semester, Other Selling, General & Administrative expenses decreased both in Euro terms (passing from €48.8 million in 2012 first half to €46.6 million), and as percentage on total net sales (from 21.1% reported one year ago to 20.7%).

For the first six months of 2012, the Group reported a negative EBITDA equal to €6.2 million (versus a positive EBITDA of €0.8 million last year) and a negative EBIT equal to €14.3 million, versus a negative EBIT of €8.0 million one year ago. The operating result was affected also by an unfavorable currency fluctuation during the semester (a negative impact of €1.5 million), with the Euro currency strengthening against major currencies.

During the first semester of 2013, the Group reported extraordinary Items, included a non-recurring accrual of €7.0 million related to the restructuring plan.

The Group reported Net Losses of €20.2 million for the first six months of 2013 (Net losses for €8.8 million one year ago).

SECOND QUARTER 2013 FINANCIAL RESULTS

During the quarter ended June 30, 2013, total net sales (including raw materials and semi-finished products sold to third parties) amounted to €114.1 million, down 5.2% compared to €120.3 million reported in the same period of last year.

Total upholstery net sales were €102.7 million, down 2.7% compared to €105.6 million reported in 2012 second quarter, also because of an unfavorable foreign exchange effect on sales translation (-€2.0 million). In terms of seats sold, in fact, the Company reports almost flat seats sold (-0.2%) with respect to the same period of 2012.

The overall sales result of the Group during the quarter was mainly affected by the negative performance of those products sold under the Natuzzi Italia brand name (-11.8%), whose points of sales are mainly located in mature European markets facing a difficult economic situation that has been lasting for years. Positive sales for the Natuzzi branded products come from Eastern Europe and Middle-East.

On the contrary, those products that are manufactured outside Italy, continue to show positive results in terms of sales (+1.8% over 2012 second quarter), although at a slower pace with respect to the first three months of the year. In this regards, we highlight the positive results from the “Rest of the world” region” (+20.6% overall, and in particular, China +150.4%, Australia +22.7%) that more than counterbalanced the performance from the Americas (-0.9%), and Europe (-0.3%).

The breakdown by geographic area of total upholstery net sales during the second quarter of 2013 and 2012 was the following:

	2 quarter 2013	2 quarter 2012
Americas	43.5%	44.2%
Europe (ex Italy)	32.2%	34.0%
Italy	8.5%	7.8%
Rest of the World	15.8%	14.0%
Total	100.0%	100.0%

The above table shows the decreasing trend in sales from Europe (Italy included), from 41.8% in the second quarter of 2012 to 40.7% mainly as consequence of the extreme weakness of consumption, a struggling labor market and fiscal measures still in place in some Euro-area Countries. The Americas region confirmed its leadership in the Group’s total upholstered net sales, and a positive contribution to sales derives also from the “Rest of the world” region.

The Industrial Margin during the quarter was equal to 29.4% on total net sales, down from 33.5% reported one year ago and was negatively affected by a different sales-mix, higher raw material costs, and raising labor cost in China and Romania.

The incidence of selling expenses (transportation, commissions to agents and advertising) on total net sales during the quarter decreased, passing from 14.5% reported one year ago to 14.1%. More specifically, the incidence of transportation costs on net sales passed from 9.3% in the second quarter of 2012 to 10.0%, as a consequence of more sales of medium/low-end products; the incidence of commissions to agents was basically the same as one year ago (2.0%).

Other Selling, General & Administrative expenses increased over 2013 second quarter both as percentage on total net sales (from 19.5% in 2012 second quarter to 21.7%) and in Euro terms (from €23.5 million reported one year ago to €24.8 million).

For the reasons highlighted above, during the second quarter of 2013 the Group reported a negative EBITDA of €3.3 million (positive EBITDA of €3.7 million in last year same quarter), and an operating loss of €7.4 million, versus a negative EBIT of €0.6 million reported one year ago. The operating result for the quarter ended June 2013 at constant foreign exchange rates would have been equal to -€6.2 million.

In the second quarter of the year, the Group reported extraordinary Items, included a non-recurring accrual of €7.0 million related to the restructuring plan.

For the three months ended June 30, 2013 the Group reported a net loss of €14.2 million, from a net loss of €0.4 million in 2012 same period.

Pasquale Natuzzi, Chairman and CEO of the Natuzzi Group, commented: “Today’s results express only on cost side the remarkable work we have been carrying out for more than a decade in order to face the challenges from the new competitive scenario.

In more than a decade we have completely transformed the Group, from an Italian company producing only sofas, into a Global Group, with a multibrand strategy and a wide products offering, distributed through different sales channels.

We have modern manufacturing plants in China, Brazil and Romania, and commercial branches within the main world markets.

We have worked on products positioning, developed our retail distribution channel – by opening points of sales worldwide – and invested 453 millions of Euro during the last ten years to support our made-in-Italy.

Thanks to such significant work, we are now a global group, both from a manufacturing and commercial point of view, reaching a recognized and prestigious brand awareness.

However, market doesn’t show us significant recovery signals yet, and our financial result does not display the significant work and investments done over the years.”

Business Plan 2014 - 2018

During the today’s session, the Board of Directors has also looked into the main guidelines of the transformation plan (the “Plan”) that will be completed by next December, after the negotiations with Unions and Government concerning the reorganization of the Group’s Italian operations are concluded.

After a preliminary SWOT analysis of the Group, the Company is finalizing – in cooperation with specialized external advisors, a set of measures that can be thus summarized:

  The development of a diversified brand portfolio, covering all the market segments and distribution channels; the Natuzzi Italia brand is today one of the most well-known brands in the high-end furnishing sector. The Natuzzi Editions collection represents the continuity with the Group’s historical core-business, and the Private label program addressing large customers;
  Definition and strengthening of the commercial organization in order to make it consistent with our multi-brand distribution strategy;
  Rationalization of our retail network, particularly the directly owned stores, by focusing on those geographical areas having higher growth prospects;
  Re-engineering of the best-selling models through common and modular platforms, as it already happens with recently developed models, in order to get synergies from the purchase and management of such components;
  The adoption of a new production process based on the “Moving Line” approach: an integrated process in which the product, in every single production phase, is processed according to a continuous workflow. Then, the re-definition of the supply chain to reduce costs and shorten the time-to-market;
  Revision of the Group’s general organization: thanks to the adoption of SAP, processes and personnel can be optimized, improving at the same time the level of service offered.

Such set of measures will be implemented by a new top management, with international experience.

In this regard, the President of the Group, Pasquale Natuzzi, declared: “The five-year Plan tells us that we are not just waiting for the exogenous factors to improve. Next year we will be committed in the execution of the plan that will put the Company again in a position of returning to compete.

There are further reasons to be reasonably optimistic about the future of the Group. In particular, we think that our ability to innovate together with the dynamism of our commercial proposals will give a new boost to our sales.

The most important commercial initiative is undoubtedly the launch of a new armchair, called Re-Vive®, a Performance recliner, developed to enter the “motion” market. This market segment in the United States is worth 40% of the entire upholstery sector and in China is growing fast year after year. The world premiere of this new product was held at the Shanghai fair at the beginning of September. It will be officially launched in High Point (USA) in October and, later, also in Europe and far East.

Natuzzi has reached this result after three years of research and significant investments. Re-vive, a unique product in the market, is also protected by one patent on its mechanisms, covering 144 Countries, and one patent on its design. We are delighted to invite you to visit the Re-Vive introductory video, available at http://www.natuzzi.com/revive-video/. The access code can be requested at pdirenzo@natuzzi.com.

The Plan for the safeguarding of the Group and the basis for its future growth

As previously announced in last July, the Company has presented to the Italian national and local unions its business plan for the reorganization of the Group’s operations in Italy aimed at returning the Company into competitiveness conditions and to establish the basis for its future growth. Negotiations with Unions and Government are still ongoing and should be concluded within the next few weeks, hopefully with a solution that can be shared among all the players involved.

“It is a priority for the Company the recovery of efficiency and competitiveness – also stated Pasquale Natuzzi – in order to get more orders and return to profitability. That’s why we are strongly committed in reaching an overall structure that can sustainable and functional to the new global scenario”.

The Company will host a conference call on Monday September 30th, 2013 at 10:00 a.m. U.S. Eastern Time (4.00 p.m. Italian time, or 3.00 p.m. UK time) to discuss second quarter and first half financial results.

The dial-in phone numbers for the live conference call will be 1-888-427-9411 (toll-free) for persons calling from the U.S. or Canada, and 1-719-325-2452 for those calling from other countries.

A live web cast of the conference call will be available on line at http://www.natuzzi.com/ under the “About Us/Investor Relations” section.

A replay of the call will be available shortly after the end of the conference call starting from September 30th, 2013 (at 1:00 pm US Eastern time), to October 30th, 2013. To access the replay of the conference call, interested persons need to dial 1-877-870-5176 (toll-free) for calls from U.S. and Canada, and 1-858-384-5517 for calls from other countries. The access code for the replay is: 8033503.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause Natuzzi’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in Natuzzi’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2012. Natuzzi undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 468.8 million in 2012, Natuzzi is Italy's largest furniture manufacturer. The Natuzzi Group exports its innovative high-quality sofas and armchairs in five continents under separate brand names, Natuzzi Italia, Natuzzi Editions (only for the North American market) /Leather Editions and Softaly. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company's market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001.

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the second quarter 2013 & 2012 on the basis of Italian GAAP
(expressed in millions Euro except for per-share data)

	Three months ended on		Change	Percentage of Sales
	30-Jun-13	30-Jun-12	%	30-Jun-13	30-Jun-12

Upholstery net sales	102.7	105.6	-2.7%	90.1%	87.8%
Other sales	11.3	14.7	-22.6%	9.9%	12.2%
Total Net Sales	114.1	120.3	-5.2%	100.0%	100.0%

Consumption (*)	(53.7)	(53.3)	0.8%	-47.1%	-44.3%
Labor	(20.3)	(19.6)	3.5%	-17.8%	-16.3%
Industrial Costs	(6.6)	(7.1)	-8.1%	-5.8%	-5.9%
of which: Depreciation, Amortization	(2.3)	(2.3)	-0.9%	-2.0%	-1.9%
Cost of Sales	(80.5)	(80.0)	0.7%	-70.6%	-66.5%

Industrial Margin	33.5	40.3	-16.7%	29.4%	33.5%

Selling Expenses	(16.1)	(17.4)	-7.5%	-14.1%	-14.5%
Transportation	(11.4)	(11.1)	2.8%	-10.0%	-9.3%
Commissions	(2.3)	(2.4)	-5.0%	-2.0%	-2.0%
Advertising	(2.4)	(3.9)	-38.7%	-2.1%	-3.2%

Other Selling and G&A	(24.8)	(23.5)	5.6%	-21.7%	-19.5%
of which: Depreciation, Amortization	(1.8)	(2.0)	-10.0%	-1.6%	-1.7%
EBITDA	(3.3)	3.7		-2.9%	3.1%

EBIT	(7.4)	(0.6)		-6.5%	-0.5%

Interest Income/(Costs), Net	(0.1)	0.1
Foreign Exchange, Net	(2.7)	1.0
Other Income/(Cost), Net	(1.8)	(0.1)
Earning before Income Taxes	(11.9)	0.4		-10.5%	0.3%

Current taxes	(2.1)	(0.8)		-1.8%	-0.7%

Net Result	(14.0)	(0.4)		-12.3%	-0.3%

Minority interest	(0.2)	(0.0)

Net Group Result	(14.2)	(0.4)		-12.4%	-0.3%

Net Group Result per Share	(0.26)	(0.01)

Key Figures in U.S. dollars	Three months ended on		Change	Percentage of Sales
(millions)	30-Jun-13	30-Jun-12	%	30-Jun-13	30-Jun-12

Total Net Sales	149.0	157.1	-5.2%	100.0%	100.0%
Industrial Margin	43.8	52.6	-16.7%	29.4%	33.5%
EBIT	(9.6)	(0.8)		-6.5%	-0.5%
Net Group Result	(18.5)	(0.5)		-12.4%	-0.3%
Net Group Result per Share	(0.34)	(0.01)

Average exchange rate (U.S.$ per 1€)	1.3064

(*) Purchases plus beginning stock minus final stock and leather processing

UPHOLSTERY NET SALES BREAKDOWN

GEOGRAPHIC BREAKDOWN
	NET SALES (million euro)					NET SALES (in seats sold)

	Three months ended on					Three months ended on
	30-Jun-13		30-Jun-12		Change	30-Jun-13		30-Jun-12		Change

Americas	44.7	43.5%	46.7	44.2%	-4.4%	221,111	51.1%	228,077	52.6%	-3.1%
Natuzzi Italia	2.5	2.4%	4.2	3.9%	-40.1%	5,359	1.2%	9,859	2.3%	-45.6%
Other brands (*)	42.2	41.1%	42.5	40.3%	-0.9%	215,751	49.9%	218,219	50.3%	-1.1%

Europe (ex Italy)	33.1	32.2%	35.9	34.0%	-7.7%	119,452	27.6%	126,211	29.1%	-5.4%
Natuzzi Italia	13.2	12.8%	15.9	15.0%	-17.0%	24,642	5.7%	29,971	6.9%	-17.8%
Other brands (*)	19.9	19.4%	20.0	18.9%	-0.3%	94,810	21.9%	96,240	22.2%	-1.5%

Italy (Natuzzi Italia)	8.7	8.5%	8.2	7.8%	6.1%	29,882	6.9%	25,061	5.8%	19.2%

Rest of the World	16.3	15.8%	14.8	14.1%	9.5%	62,352	14.4%	54,386	12.5%	14.6%
Natuzzi Italia	6.4	6.2%	6.7	6.3%	-4.0%	13,648	3.2%	14,443	3.3%	-5.5%
Other brands (*)	9.9	9.6%	8.2	7.7%	20.6%	48,704	11.3%	39,944	9.2%	21.9%

Total	102.7	100.0%	105.6	100.0%	-2.7%	432,796	100.0%	433,736	100.0%	-0.2%

BREAKDOWN BY BRAND
	Net Sales (million euro)					Net Sales (in seats)

	Three months ended on					Three months ended on

	30-Jun-13		30-Jun-12		Change	30-Jun-13		30-Jun-12		Change

Natuzzi Italia	30.8	30.0%	34.9	33.1%	-11.8%	73,532	17.0%	79,334	18.3%	-7.3%

Other brands (*)	71.9	70.0%	70.7	66.9%	1.8%	359,264	83.0%	354,402	81.7%	1.4%

Total	102.7	100.0%	105.6	100.0%	-2.7%	432,796	100.0%	433,736	100.0%	-0.2%

(*) Natuzzi Editions/Leather Editions and unbranded

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the six months of 2013 & 2012 on the basis of Italian GAAP
(expressed in millions Euro, except per-share data)

	Six months ended on		Change	Percentage of Sales
	30-Jun-13	30-Jun-12%		30-Jun-13	30-Jun-12

Upholstery net sales	201.7	201.4	0.2%	89.7%	87.3%
Other sales	23.1	29.3	-21.2%	10.3%	12.7%
Total Net Sales	224.8	230.7	-2.5%	100.0%	100.0%

Consumption (*)	(104.0)	(102.3)	1.7%	-46.3%	-44.3%
Labor	(41.3)	(38.2)	8.3%	-18.4%	-16.5%
Industrial Costs	(13.8)	(14.6)	-5.5%	-6.1%	-6.3%
of which: Depreciation, Amortization	(4.7)	(4.8)	-2.6%	-2.1%	-2.1%
Cost of Sales	(159.2)	(155.1)	2.6%	-70.8%	-67.2%

Industrial Margin	65.6	75.6	-13.2%	29.2%	32.8%

Selling Expenses	(33.3)	(34.8)	-4.3%	-14.8%	-15.1%
Transportation	(22.7)	(21.8)	3.9%	-10.1%	-9.5%
Commissions	(4.8)	(4.9)	-2.5%	-2.1%	-2.1%
Advertising	(5.8)	(8.1)	-27.8%	-2.6%	-3.5%

Other Selling and G&A	(46.6)	(48.8)	-4.4%	-20.7%	-21.1%
of which: Depreciation, Amortization	(3.4)	(4.0)	-16.1%	-1.5%	-1.7%
EBITDA	(6.2)	0.8		-2.8%	0.4%

EBIT	(14.3)	(8.0)		-6.3%	-3.5%

Interest Income/(Costs), Net	(0.2)	(0.2)
Foreign Exchange, Net	(1.2)	0.7
Other Income/(Cost), Net	(1.3)	0.3
Earning before Income Taxes	(16.9)	(7.2)		-7.5%	-3.1%

Current taxes	(3.1)	(1.6)		-1.4%	-0.7%

Net result	(20.0)	(8.8)		-8.9%	-3.8%

Minority interest	(0.2)	(0.1)

Net Group Result	(20.2)	(8.8)		-9.0%	-3.8%

Net Group Result per Share	(0.37)	(0.16)

Key Figures in U.S. dollars	Six months ended on		Change	Percentage of Sales
(millions, except per share data)	30-Jun-13	30-Jun-12%		30-Jun-13	30-Jun-12

Total Net Sales	295.2	302.9	-2.5%	100.0%	100.0%
Industrial Margin	86.2	99.3	-13.2%	29.2%	32.8%
EBIT	(18.7)	(10.5)		-6.3%	-3.5%
Net Group Result	(26.5)	(11.6)		-9.0%	-3.8%
Net Group Result per Share	(0.48)	(0.21)

Average exchange rate (U.S.$ per 1€)	1.3133

(*) Purchases plus beginning stock minus final stock and leather processing

UPHOLSTERY NET SALES BREAKDOWN

GEOGRAPHIC BREAKDOWN
	NET SALES (million euro)					NET SALES (in seats sold)

	Six months ended on					Six months ended on
	30-Jun-13		30-Jun-12		Change	30-Jun-13		30-Jun-12		Change

Americas	84.5	41.9%	81.4	40.4%	3.7%	415,814	49.1%	402,848	48.7%	3.2%
Natuzzi Italia	7.5	3.7%	8.1	4.0%	-7.2%	16,607	2.0%	20,125	2.4%	-17.5%
Other brands (*)	76.9	38.1%	73.3	36.4%	4.9%	399,207	47.2%	382,723	46.3%	4.3%

Europe (ex Italy)	69.8	34.6%	73.2	36.4%	-4.7%	260,988	30.8%	266,101	32.2%	-1.9%
Natuzzi Italia	27.1	13.4%	33.2	16.5%	-18.6%	56,100	6.6%	68,989	8.3%	-18.7%
Other brands (*)	42.7	21.2%	40.0	19.9%	6.9%	204,888	24.2%	197,112	23.8%	3.9%

Italy (Natuzzi Italia)	16.6	8.2%	18.3	9.1%	-8.9%	56,705	6.7%	57,228	6.9%	-0.9%

Rest of the World	30.8	15.3%	28.4	14.1%	8.3%	112,712	13.3%	100,945	12.2%	11.7%
Natuzzi Italia	14.3	7.1%	13.8	6.8%	3.4%	30,635	3.6%	30,451	3.7%	0.6%
Other brands (*)	16.6	8.2%	14.7	7.3%	13.0%	82,077	9.7%	70,495	8.5%	16.4%

Total	201.7	100.0%	201.4	100.0%	0.2%	846,219	100.0%	827,122	100.0%	2.3%

BREAKDOWN BY BRAND
	Net Sales (million euro)					Net Sales (in seats)

	Six months ended on					Six months ended on

	30-Jun-13		30-Jun-12		Change	30-Jun-13		30-Jun-12		Change

Natuzzi Italia	65.5	32.5%	73.4	36.4%	-10.8%	160,046	18.9%	176,792	21.4%	-9.5%

Other brands (*)	136.2	67.5%	128.0	63.6%	6.5%	686,172	81.1%	650,330	78.6%	5.5%

Total	201.7	100.0%	201.4	100.0%	0.2%	846,219	100.0%	827,122	100.0%	2.3%

(*) Natuzzi Editions/Leather Editions and unbranded

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets at March 31, 2013 on the basis of Italian GAAP
(Expressed in millions of Euro)

ASSETS	30-Jun-13	31-Dec-12

Current assets:
Cash and cash equivalents	67.1	77.7
Marketable debt securities	0.0	0.0
Trade receivables, net	88.3	93.1
Other receivables	55.0	51.0
Inventories	84.5	82.3
Unrealized foreign exchange gains	0.5	0.9
Prepaid expenses and accrued income	1.6	2.0
Deferred income taxes	0.7	0.5
Total current assets	297.8	307.5

Non-current assets:
Net property, plant and equipment	157.1	161.5
Other assets	7.3	7.1
Total non-current assets	164.4	168.5

TOTAL ASSETS	462.2	476.1

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	31.9	26.9
Current portion of long-term debt	3.2	3.5
Accounts payable-trade	54.0	63.3
Accounts payable-other	21.5	21.0
Accounts payable-shareholders for dividends	0.0	0.1
Unrealized foreign exchange losses	0.1	0.0
Income taxes	11.0	9.2
Deferred income taxes	0.1	1.1
Salaries, wages and related liabilities	9.2	8.0
Total current liabilities	131.0	133.2

Long-term liabilities:
Employees' leaving entitlement	25.2	25.7
Long-term debt	5.3	7.3
Deferred income for capital grants	9.3	9.2
Other liabilities	24.6	17.0

Total long-term liabilities	64.4	59.2

Minority interest	2.8	2.5

Shareholders' equity:
Share capital	54.9	54.9
Reserves	42.8	42.8
Additional paid-in capital	8.4	8.4
Retained earnings	157.9	175.1

Total shareholders' equity	264.0	281.1

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	462.2	476.1

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows	Six months ended on
(Expressed in million of Euro)	30-Jun-13	30-Jun-12
Cash flows from operating activities:
Net earnings (loss)	(20.2)	(8.8)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	8.0	8.8
Deferred income taxes	(0.2)	0.3
Minority interest	0.2	0.1
(Gain) loss on disposal of assets	0.2	0.5
Unrealized foreign exchange losses (gains)	0.5	(0.1)
Extraordinary items, net	0.7	-
Deferred income for capital grants	(0.2)	(0.2)
Non monetary operating items	9.2	9.4

Change in assets and liabilities:
Receivables, net	4.7	(5.6)
Inventories	(2.2)	3.1
Prepaid expenses and accrued income	0.4	0.6
Other assets	1.9	(0.1)
Accounts payable	(10.4)	(11.3)
Income taxes	1.8	(0.6)
Salaries, wages and related liabilities	1.2	1.7
Other liabilities	2.1	(0.4)
Net working capital	(0.4)	(12.6)

Net cash generated/(used) by operating activities	(11.4)	(12.0)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(3.3)	(1.8)
Disposals	0.0	1.5
Other Assets	-	-
Purchase of business, net of cash acquired	-	(0.2)

Net cash generated/(used) by in investing activities	(3.2)	(0.5)

Cash flows from financing activities:
Long-term debt:
Proceeds	-	-
Repayments	(2.3)	(2.2)
Short-term borrowings	5.0	3.3
Dividends paid to minority interests	(0.2)	-

Net cash generated/(used) by financing activities	2.5	1.1

Effect of translation adjustments on cash	1.5	1.3

Increase (decrease) in cash and cash equivalents	(10.6)	(10.1)

Cash and cash equivalents, beginning of the year	77.7	94.0

Cash and cash equivalents, end of the period	67.1	83.9

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo, +39-080-8820-812
pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
(Press Office)
Vito Basile, +39-080-8820-676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	SEPTEMBER 27, 2013	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi